UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Disclosures in Connection with Potential Financing

In August 2016, Intelsat S.A. (the “Company” or “Intelsat”) executed confidentiality agreements with certain unaffiliated investment funds (the “Holders”) holding, or serving as investment advisor with respect to, 6-3/4% Senior Notes due 2018 (the “2018 Notes”) issued by the Company’s wholly-owned subsidiary Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”) to facilitate discussions in respect of a potential transaction involving the 2018 Notes (a “2018 Notes Transaction”). Pursuant to the confidentiality agreements, Intelsat agreed to disclose publicly after a specified period, among other things, that the Company and the Holders engaged in discussions concerning a 2018 Notes Transaction. The information included in this Report on Form 6-K is being furnished, in part, to satisfy Intelsat’s public disclosure obligations under the confidentiality agreements.

In connection with these discussions in respect of a 2018 Notes Transaction, the Company made an indicative non-binding proposal with respect to such a transaction and the Holders responded. The proposals considered involved an exchange offer pursuant to which holders of 2018 Notes would receive new notes, all or a portion of which would have a maturity beyond 2018 and which would be entitled to certain credit enhancements (including, in certain scenarios and subject to limitations imposed by the Company’s other indebtedness, security interests in cash and other assets held by Intelsat Luxembourg), additional restrictions on usage of cash by Intelsat Luxembourg, a put right and call protection with terms that varied over the life of the notes and an increased interest rate exceeding that applicable to the senior secured notes due 2022 issued by Intelsat Jackson Holdings S.A. on June 30, 2016. No agreement with respect to a 2018 Notes Transaction was reached and discussions are not continuing at this time. We continually evaluate ways to simplify our capital structure and opportunistically extend our maturities. Accordingly, discussions regarding a possible 2018 Notes Transaction may resume at any time, but there is no assurance that any such discussions will occur or result in a consummated transaction.

Intelsat Safe Harbor Statement

Statements in this Report on Form 6-K constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this document, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions, anticipations, projections, estimations, predictions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions, potential judicial decisions regarding our compliance with our debt agreements and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, quarterly report on Form 6-K for the quarter ended June 30, 2016 and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2016	INTELSAT S.A.

	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer